

LEAD INVESTOR

Paul Collins MD

As an orthopedic surgeon I am seeing patients on a regular basis who have physical signs of a torn tendon or muscle. Documentation beyond the physical findings is often needed to move ahead with surgical repair, physical therapy, or other forms of treatment. This Echo Mind Ai technology provides scanning and interpretation without resorting to complex imaging such as an MRI or CT scanning. Echo Mind Ai scanning not only avoids x-radiation, it is non-invasive, easy to apply in the office setting, and provides essentially instant assessment of tissue status that extends far below the skin surface. It essentially gives the physician or therapist a view of soft tissue status that greatly improves ongoing case management. This allows us to manage a case of a torn tendon from positive anatomic identification of the location and degree of the tear all the way to "seeing" through the skin to evaluate degree of healing. This is critical for advancing rehabilitation and treatment. As this technology expands I foresee a time when a patient with a torn shoulder rotator cuff will be seen in a physicians office, examined physically and with the Echo Mind Ai device. They would leave the office not only with a demonstrated diagnosis, but also a scheduled surgical repair! The savings in time and expense, especially for work-related injuries, will be significant. Post-operative rehabilitation can be then monitored and allow therapy to be adjusted for each patient individually. In summary, this technology provides an easy, safe, and non-invasive way to assess subcutaneous tissue condition - all in the providers office at the time of assessment. The savings in time, cost, risk and expense will be extremely rewarding - especially for the patients.

Invested $1,000 this round

Learn about Lead Investors

Highlights

1. Achieved 95% prediction accuracy for tendon tears 😎

2. All soft tissue injuries will be diagnosed at the point of care by any Dr. 💪

3. Licensing available on ultrasound vendor's large platform👌🏽

4. 77% of ALL health care visits are for musculoskeletal injuries, most going undiagnosed in 1st visit 😮

5. MRI too expensive for poor and less available to underserved populations 👨‍👩‍👧

5. MRI too expensive for poor and less available to underserved populations 👨‍👩‍👧

6. Working with Economists at CU in Denver on study to improve racial equality in diagnosis 👨‍🎓

7. Experienced team with combined 12 graduate degrees and 40+ yrs exp 📜

Our Team



Max Harker Co-Founder & CEO

Adjunct Professor Economics, M.A. Economics and M.S. Finance University of Colorado in Denver. Certificate Machine Learning Cornell, Re-built statistical forecasting system from ground up at world-wide dairy company, Executive Experience

I had a freak knee injury in 2019 which caused me to question the whole MRI diagnostic process for soft tissue injuries. I've also had several poignant experiences concerning how biased our healthcare system can be to the poor and underserved.



Casey Charlebois Chief Medical Officer

DPT Physical Therapy, Osteopractic Physical Therapist AAMT, M.S. Physical Therapy & M.S. Exercise Science Arkansas State University, PhDc Physical Therapy Nova Southeastern University, MSKUS, Fellow AAOMPT, Teaches MSK Sonography classes across U.S.



Darren Lund Chief Information Officer

B.S. Applied Computational Math BYU, M.S. Mathematics class of 2021 BYU, Coding and Machine Learning extraordinaire



Manuel Rodrigo Parra Chief Technology Officer



B.S. Math PUCC, M.S. Math PUCC, Mathematics License KTH Royal Institute of Technology, PhD Mathematics University of Michigan, Sr. Developer Mathworks, Sr. Data Scientist Multiple Startups, Ai Consultant, Multiple Startups, Certified AWS Architect



Sarah McGaffin Director of Operations

CMA and CFM Institute of Management Accountants, B.S. International Politics BYU, MIM Portland State University, M.S. Accounting and Finance Devry University, Controller Canopy Ventures, Resource Manager Robert Half, Consultant Microsoft



Jordan Monroe Advisor and Investor

Co-founder Owlet Baby Care public company on NYSE



Brian Eliason Advisor

SVP and founding team member Health Catalyst



Paul Collins MD Advisor

Orthopedic Surgeon, Consultant



Andrew Carr Advisor

Google, Open Ai Alumn. Sr. Research Scientist, Author - Every Day Data Science



Jeff Grandia Advisor

Founder Redi Health



Dusty Harker Advisor

Health Informatics and Payments Consultant

The Biggest Innovation in Medical Imaging since the Digital X-Ray

Ever had one of the following musculoskeletal (MSK) injuries? Ankle, Knee,

Lower Back, Shoulder, Elbow, Foot, Wrist...You get the picture:)

If you are like most people, you never had your injury definitively diagnosed. Those that do get a diagnosis have to spend a bunch of time going to a 3rd party MRI Imaging Center where they charge WAY too much money. Most people don't have that kind of money or time. The below video tells the story of my knee accident!


Echo Mind AI Story.mp4
from Echo Mind AI
Casey - Cofounder
02:27
vimeo

We Are Democratizing Ultrasound so All Doctors Everywhere Can Help Vastly More Patients at the Point of Care.

Doctors should be able to see under the skin and provide a definitive diagnosis at a super low cost. Right now, most people go to a Primary Care Physician and are prescribed pain medication in a wait and see approach. The only way to tell if the pain medication will relieve symptoms or not is if the pain doesn't go away. This is why Duke University Medical School said we don't have enough resources devoted to this. This is why MSK pathologies are now costing our economy 5.7% of GDP every year!


PROBLEM
MRIs and CT Scans Are
An Incomplete
PATIENTS WAIT TOO LONG
85% of MSK injuries not diagnosed in primary visit
Takes patient 3-5 weeks to receive diagnosis on avg.
PATIENTS SUFFER
Most people go undiagnosed and suffer irreversible effects in later years


Solution
i. PATIENTS are losing,
ii. DOCTORS are losing, and
iii. PAYERS are losing
MSK injuries, old and new, cost 5.7% of GDP, $980B in 2014
PATIENTS PAY TOO MUCH
Avg. Cost to Patient is $350
MRI used too much instead of 94% cheaper ultrasound
ECHO MIND AI

Ever heard of getting an ultrasound diagnostic? Most people haven't. More and more Doctors are learning the art of ultrasound, but it is a very steep learning curve. It's like asking a Primary Care Dr. to all of a sudden become an Anesthesiologist.


Musculoskeletal Ultrasound (MSKUS)
Used by thousands of Doctors all over the world
Physician CPT codes
NIH has been encouraging use for years
3000+ research papers
PROBLEM
MSKUS is Limited in Scalability
It's difficult for ALL Dr.s to adopt since it is very difficult to learn
16% pass rate for 1st year radiology residents with 200+ completed US exams
ECHO MIND AI

In 20 years, Ultrasound will be the <u>most common</u> diagnostic tool among health practitioners. It is likely a local Dr. in your area already knows how to use Ultrasound to diagnose musculoskeletal injuries. Already, Ultrasound AI technology is actively being used for cardiology, pulmonary DVT, cancer detection, and bladder analysis.


SOLUTION
Ultrasound Completes Solution
i. PATIENTS win,
ii. DOCTORS win, and
iii. PAYERS win
IMMEDIATE DIAGNOSIS
At the Point of Care
No sending to 3rd party imaging
EXTREMELY EFFECTIVE
Ultrasound just as effective as MRI
Supported by 3,000 + research papers
SUPER LOW COST
15% of MRI cost for patient


6% of MRI cost for insurer
Potential for private practice doctors to earn upwards of $108k or more in additional annual revenue

Technology

Our technology uses ultrasound and Artificial Intelligence to allow any health professional, with very little experience, to capture and provide a musculoskeletal pathology prediction. We are collecting and labeling data for 13 common MSK pathologies found in the shoulder. We have achieved the ability to predict tendon tears in the shoulder with 95% accuracy. However, we have more to finish on our product roadmap! Our next development milestone is an ultrasound guidance system that will guide novice users in the collection of diagnosable images. The end goal is that patients and Doctors will be able to review a color coded picture of their pathology together on a mobile or tablet device and decide on a treatment plan at the point of care.


Why Us
AI pathology prediction for tendon tears currently 95% with new test data
Tendon Tear : True
Prob: False
Prob: True
Frame
Frame
Patent Pending
For Musculoskeletal System
Intense image pre-processing to color code base anatomical structures
Guidance system for angular and positional placement
Auto image capture
Pathology color coding and indexing level of severity
Pathology prediction

See what Doctors are saying about our Technology.


Echo Mind Ai End User Perspective
from Echo Mind Ai


03:14
vimeo

Business Model

This will be a 'software as a service model'. Our goal is to make our technology as affordable and accessible as possible. We care more about all Clinics being able to use this technology than maximizing profits.

Orthopedic surgeons and MD's, who have access to reimbursable CPT codes for Ultrasound diagnostics, might pay a monthly fee. while Physical Therapists and Chiropractors would pay a low fee per diagnostic; charging the patient on a cash basis as they go.

On top of the monthly or per diagnostic fees, each Dr. would need to purchase a $5,000 handheld ultrasound probe. Depending on how often the Dr. utilizes the technology, the ROI on this investment pays off within a month or two. For Doctors, Medicare reimbursement rates for an MSK Ultrasound Diagnostic are $112 (can vary by state). Private Insurance typically pays 141%-259% more than Medicare. A Dr. performing 10 Medicare patient scans per week could bill ~$4,480 in a month.

Below is an estimate of revenue per Dr.


BUSINESS MODEL
20 Scans Per Dr. Per Week
$20 Per Scan
$20,800 Per Dr. in Annual Revenue
REVENUE ECONOMICS
$60,000.00
$50,000.00
$40,000.00
$30,000.00
$20,000.00
$10,000.00
$-
Revenue Per Year
0
10
20
30
40
50
60
Scans Per Week
Revenue per Dr. will vary. Orthopedic Surgeons might perform 10 scans per week; while Chiropractic and Sports Medicine Doctors could perform as many as 10 scans per day. Additional diagnostic models scale capacity for usage.

Market Size

We are targeting tendon tears in shoulders first. Commercialization for shoulder is targeted at 14 months post funding. As we approach FDA approval for shoulder tendon tears, we will lean in on data collection and clinical trial support for knee

and lower lumbar areas of the body. We expect these three areas to give us 70%-80% coverage of common MSK injuries Doctors typically treat. We will scale algorithm development and FDA approval across the rest of the musculoskeletal system as customers demand thereafter.



Market Size
$1.9 BILLION
Total Addressable Market
900k doctors in U.S. that see patients with MSK injuries
$20 per MSK US Diagnostic
Assume 20 scans per week per doctor
$18.6B worldwide market
TARGET
~900K
TARGET IN U.S.
Physician Type
in U.S.
Physical Therapists 233,350
Rheumatologist 4,997
Primary Care 486,400
Orthopedic 25,500
ER Physicians 58,836
Podiatrist 18,000
Chiropractors 70,000
Total 897,083
U.S.
1MM
1 MILLION DOCTORS IN U.S.
There are 10-15 times as many doctors worldwide as in the U.S.

Patient Perspective

The below Patient's experience really tells the story of how directly this technology can affect lives for the better! Sometimes it is really difficult to justify an MRI to insurance companies.



A Patient's Perspective
from Echo Mind AI
01:54

Racial Equality

There is a huge opportunity to improve racial equality with this technology as well. People of Color have to travel farther, wait longer in line, and when they

well. People of Color have to travel farther, wait longer in line, and when they do have access to an MRI it typically produces lower quality imaging. Underserved populations, including People of Color, also typically feel higher levels of pain on average. One study done by Harvard says underserved populations experience higher levels of pain on average, and that a lot of their pain doesn't come across in standard radiological measures of severity. Basically, this has caused People of Color to receive knee surgery less often while at the same time experiencing more pain on average! Using basic vanilla data, Harvard was able to reduce this disparity by 43% using AI! We are going to be working with health economists University of Colorado in Denver to build completely un-biased pathology prediction into our AI.



Our Team

PEOPLE are what make companies successful. We have an INCREDIBLE team. Each member is super engaged and excited at what we are building. We have additional future team members waiting in the wings for when our seed round closes. We plan to hire two more developers and a project manager. We are hiring smart, humble people. We are implementing Scrum in our developer and operational group workflows to help ensure we stay on target. People are our most important asset and time is our most expensive cost.


THE TEAM
MAX HARKER
Co-Founder & CEO
CASEY CHARLEBOIS
Co-Founder & Chief Medical Officer


DARREN LUND
Co-Founder & Chief Information Officer
B.S. Applied Computational Math BYU, M.S. Mathematics class of 2021 BYU, Coding and Machine Learning extraordinaire
RODRIGO PARRA
Chief Technical Officer
BS Mathematics PUCC, MS Mathematics PUCC, Mathematics License KTH Royal Institute Of Technology, PhD Mathematics University of Michigan, Sr. Developer for mathematical computing software, Big Data Consultant, Sr. Data Scientist multiple startups, Machine Learning Consultant multiple startups, Certified AWS Architect
ECHO MIND AI

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